

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 13, 2009

J. Patrick Robinson
Chief Financial Officer
Newell Rubbermaid, Inc.
Three Glenlake Parkway
Atlanta, Georgia 30328

> **Re:** **Newell Rubbermaid, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 14A Filed April 3, 2009**
> **File No. 1-9608**

Dear Mr. Robinson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

Terence O'Brien
Accounting Branch Chief